BUTZEL LONG, a professional corporation
380 Madison Avenue
New York, NY 10017

Tel: (212) 818-1110
FAX: (212) 818-0494
e-mail: barrett@butzel.com

January 21, 2011

BY EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Tax-Free Trust of Oregon (a portfolio of The Cascades Trust)
File Nos. 33-4382 and 811-4626

Dear Sirs:

On behalf of Tax-Free Trust of Oregon (the "Trust"), the only series of the Cascades Trust,  we enclose for filing with the Commission, pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, a form of preliminary proxy statement and form of proxy for an annual and a special meeting of shareholders to be held on April 13, 2011.

The staff is advised that the annual meeting covers only routine election of Trustees and auditors. The special meeting covers one proposal, approval of a new sub-advisory agreement.

Please address any comments to me or my partner, Robert I. Jones, at the above telephone number and address.

Very truly yours,

/s/ William L. D. Barrett
William L. D. Barrett